Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Three months ended June 30,		Three months ended March 31,		Year ended December 31,
	2009	2008	2009	2008	2008	2007	2006	2005	2004
Earnings:
Earnings from continuing operations before income taxes and the cumulative effect of accounting changes	$16,712	$43,593	$14,546	$12,042	$(521,212)	$117,628	$145,717	$107,045	$144,928
Add: Total fixed charges	15,914	22,176	15,189	23,462	85,864	97,544	99,736	93,663	92,714
Less: Interest capitalized	—	—	108	—	53	902	1,666	$167	$163

Adjusted earnings	$32,626	$65,769	$29,627	$35,504	$(435,401)	$214,270	$243,787	$200,541	$237,479

Fixed Charges:
Interest	$15,332	$21,495	$14,580	$22,744	$83,146	$95,395	$97,319	$91,171	$90,327
Portion of rental expense representative of the interest factor (1)	582	681	609	718	2,718	2,149	2,417	2,492	2,387

Total fixed charges	$15,914	$22,176	$15,189	$23,462	$85,864	$97,544	$99,736	$93,663	$92,714

Ratio of Earnings to Fixed Charges	2.05x	2.97x	1.95x	1.51x	— (2)	2.20x	2.44x	2.14x	2.56x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.

(2)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $662,151, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $226,750 and the ratio of earnings to fixed charges would be 2.64. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265.